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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 13

NEXT LEVEL COMMUNICATIONS, INC.
(Name of Subject Company (issuer))

MOTOROLA, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

65333U 10 4
(CUISIP Number of Class of Securities)

Michelle M. Warner
Motorola, Inc.
1303 East Algonquin Road, Schaumburg, IL 60196
(847) 576-5000
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$33,234,912	$3,027

  (1)
  The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Next Level Communications, par value .01 (the "Shares"), not beneficially owned by Motorola, Inc. or its subsidiaries ("Motorola"), at a purchase price of $1.04 Share, net to the seller in cash. As of February 28, 2003, based on information provided by Next Level's financial advisors, there were 28,165,180 Shares on a fully diluted basis (treating as outstanding, options or share purchase rights subject to issuance at approximately $1.18 or less) not beneficially owned by Motorola or its subsidiaries.

  (2)
  The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003 (Such fee is equals .0092 percent of the value of the transactions.) and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003 (Such fee is equals .00809 percent of the value of the transaction.)

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,800
Form or Registration No.:	Not applicable
Filing Party:	Motorola, Inc.
Date Filed:	January 27, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

CUSIP No. 65333U 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Motorola, Inc.

2.	Check the Appropriate Box if a Member of a Group. (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions). WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power.
196,008,238 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.

		8.	Shared Voting Power. 0

9.	Sole Dispositive Power.
196,008,238 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.)

		10.	Shared Dispositive Power. 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
196,008,238* (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.)
*	In addition to this amount, Next Level Partners, LLC, and Spencer and Jacquelyn Segura, who collectively, beneficially own 2,697,369, Shares, have agreed to tender their Shares into Motorola's tender offer. See Exhibits (a)(1)(xxviii), (a)(1)(xxix), (a)(1)(xxx) and (a)(1)(xxxi).

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 89.67%

14.	Type of Reporting Person (See Instructions) CO

        Amendment No. 13 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission ("SEC") on January 27, 2003, and as amended and supplemented by Amendment No. 1 filed with the SEC on February 4, 2003, Amendment No. 2 filed with the SEC on February 21, 2003, Amendment No. 3 filed with the SEC on February 26, 2003, Amendment No. 4 filed with the SEC on February 28, 2003, Amendment No. 5 filed with the SEC on March 3, 2003, Amendment No. 6 filed with the SEC on March 4, 2003, Amendment No. 7 filed with the SEC on March 5, 2003, Amendment No. 8 filed with the SEC on March 10, 2003, Amendment No. 9 filed with the SEC on March 17, 2003, Amendment No. 10 filed with the SEC on March 17, 2003, Amendment No. 11 filed with the SEC on March 20, 2003, and Amendment No. 12 filed with the SEC on March 24, 2003 (as so amended, the "Schedule TO") by Motorola, Inc., a Delaware corporation ("Motorola"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation ("Next Level"), not owned by Motorola or its subsidiaries, at an increased purchase price of $1.18 per Share net to the seller in cash ("Offer Price"). The original offer is set forth in the in the Offer to Purchase dated January 27, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Amended Offer"), copies of which were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively to the Schedule TO. Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Item 1.    Summary Term Sheet

        Item 1 is amended and supplemented by adding the following:

        Reference is made to the information set forth under Summary Term Sheet and Questions and Answers About the Amended Offer in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

Item 2.    Subject Company Information

        Item 2 is amended and supplemented by the adding the following:

          (a)  Reference is made to the information set forth under Supplemental Terms of the Tender Offer—Section 6 ("Certain Information Concerning Next Level") in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

          (b)  Reference is made to the information set forth under Introduction in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

          (c)  Reference is made to the information set forth under Supplemental Terms of the Tender Offer—Section 5 ("Price Range of Shares; Dividends") in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        Item 3 is amended and supplemented by adding the following:

          (a)-(c)    Reference is made to the information set forth under Supplemental Terms of the Tender Offer—Section 7 ("Certain Information Concerning Motorola") in the Supplement, which is incorporated herein by reference.

Item 4.    Terms of the Transaction

        Item 4 is amended and supplemented by adding the following:

          (a)  Reference is made to the information set forth under Summary Term Sheet; Introduction; Supplemental Terms of The Tender Offer—Sections 1 ("Terms of the Amended Offer"), 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedure for Tendering Shares") and 4 ("Rights of

  Withdrawal") in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

          (b)  Reference is made to the information set forth under Summary Term Sheet of the Supplement to Offer to Purchase, which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        N/A

Item 6.    Purpose of the Transaction and Plans or Proposals

        Item 6 is amended and supplemented by adding the following:

          (a)  and (c)(1)-(7) Reference is made to the information set forth under Summary Term Sheet, Questions and Answers About the Amended Offer, Introduction, Special Factors—Section 1 ("Background of the Amended Offer"), 2 ("Next Level's Position Regarding the Fairness of the Amended Offer"), 4 ("Motorola's Position Regarding the Fairness of the Amended Offer") and Supplemental Terms of the Tender Offer—Section 8 ("Certain Conditions of the Amended Offer") in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        Item 7 is amended and supplemented by adding the following:

          (a)  and (b) Reference is made to the information set forth under Supplemental Terms of the Tender Offer—Section 10 ("Source and Amount of Funds") in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

          (d)  Not applicable.

Item 8.    Interest in Securities of Subject Company

        Item 8 is amended and supplemented by adding the following:

          (a)  and (b) Reference is made to the information set forth under Introduction in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

Item 9.    Persons / Assets, Retained, Employed, Compensated or Used

        N/A

Item 10.    Financial Statements

        N/A

Item 11.    Additional Information

        Item 11 is amended and supplemented by adding the following:

          (a)(2)    Reference is made to the information set forth under Introduction, Supplemental Terms of The Tender Offer—Sections 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedure for Tendering Shares") and 9 ("Certain Legal Matters") in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

          (a)(5)    Reference is made to the information set forth under Supplemental Terms of The Tender Offer—Section 9 ("Certain Legal Matters") in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

          (b)  Reference is made to the Letter of Transmittal and the information set forth under Special Factors—Sections 2 ("Next Level's Position Regarding the Fairness of the Amended Offer");

  and 4 ("Motorola's Position Regarding the Fairness of the Amended Offer") in the Supplement to the Offer to Purchase which is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(xxi)	Joint Letter from Motorola and Next Level to Shareholders of Next Level, dated March 26, 2003.
(a)(1)(xxii)	Supplement to Offer to Purchase, dated March 26, 2003.
(a)(1)(xxiii)	Revised Letter of Transmittal.
(a)(1)(xxiv)	Revised Notice of Guaranteed Delivery.
(a)(1)(xxv)	Revised Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xxvi)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xxvii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.
(a)(1)(xxviii)	Lockup Agreement, dated March 25, 2003, by and between Next Level Partners LLC and Motorola.
(a)(1)(xxix)	Lockup Agreement, dated March 25, 2003, by and between Spencer F. Segura Revocable Trust and Motorola.
(a)(1)(xxx)	Lockup Agreement, dated March 25, 2003, by and between Spencer F. Segura Family Trust and Motorola.
(a)(1)(xxxi)	Lockup Agreement, dated March 24, 2003, by and between Jacqueline Segura and Motorola.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3

Item 2.    Subject Company Information

        Item 2 is amended and supplemented by adding the following:

          (d)  Reference is made to the information set forth under The Tender Offer—Section 5 ("Price Range of Shares; Dividends") in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

          (e)  Not Applicable.

          (f)    Reference is made to the information set forth under The Tender Offer—Section 5 ("Price Range of Shares; Dividends") in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

Item 4.    Terms of the Transaction

        N/A

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        Item 5 is supplemented and amended by adding the following:

          (c)  Reference is made to the information set forth under Introduction, Special Factors—Sections 1 ("Background of the Amended Offer") and Supplemental Terms of the Tender Offer—Sections 8 ("Certain Conditions of the Amended Offer") in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

          (e)  Reference is made to the information set forth under Introduction, Special Factors—Sections 3 ("Lock-up Agreements"), Supplemental Terms of The Tender Offer—Sections 1 ("Terms of the Amended Offer"), 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedure for Tendering Shares"), 4 ("Rights of Withdrawal"), 8 ("Certain Conditions of the Amended Offer") and

  10 ("Source and Amount of Funds"), in the Supplement to the Offer to Purchase, which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        N/A

Item 7.    Purposes, Alternatives, Reasons and Effects

        Item 7 is amended and supplemented by adding the following:

          (a),  (b) and (c) Reference is made to the information set forth under Introduction; Special Factors—Sections 2 ("Next Level's Position Regarding the Fairness of the Amended Offer") and 4 ("Motorola's Position Regarding the Fairness of the Amended Offer") in the Supplement to Offer to Purchase, which is incorporated herein by reference.

          (d)  Reference is made to the information set forth under Introduction in the Supplement to Offer to Purchase, which is incorporated herein by reference.

Item 8.    Fairness of the Transaction

        Item 8 is amended and supplemented by adding the following:

          (a),  (b), (c), (d), (e) and (f) Reference is made to the information set forth under Special Factors—Sections 2 ("Next Level's Position Regarding the Fairness of the Amended Offer") and 4 ("Motorola's Position Regarding the Fairness of the Amended Offer") in the Supplement to Offer to Purchase, which is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations

        N/A

Item 10.    Source and Amount of Funds or Other Consideration

        N/A

Item 12.    The Solicitation or Recommendation

        Item 12 is amended and supplemented by adding the following:

          (d)  Reference is made to the information set forth under Introduction and Special Factors—Sections 3 ("Lock-up Agreements") of the Supplement to Offer to Purchase, which is incorporated herein by reference.

          (e)  Reference is made to the information set forth under Summary Term Sheet of the Supplement to Offer to Purchase, which is incorporated herein by reference.

Item 14.    Persons/Assets Retained, Employed, Compensated or Used

  (b)
  None.

Item 16.    Exhibits.

        N/A

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTOROLA, INC.
By:	/s/ DONALD F. MCLELLAN
Name:	Donald F. McLellan
Title:	Corporate Vice President & Director, Corporate Development

Date:    March 26, 2003

EXHIBIT INDEX

(a)(1)(xxi)	Joint Letter from Motorola and Next Level to Shareholders of Next Level, dated March 26, 2003.
(a)(1)(xxii)	Supplement to Offer to Purchase, dated March 26, 2003.
(a)(1)(xxiii)	Revised Letter of Transmittal.
(a)(1)(xxiv)	Revised Notice of Guaranteed Delivery.
(a)(1)(xxv)	Revised Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xxvi)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xxvii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.
(a)(1)(xxviii)	Lockup Agreement, dated March 25, 2003, by and between Next Level Partners LLC and Motorola.
(a)(1)(xxix)	Lockup Agreement, dated March 25, 2003, by and between Spencer F. Segura Revocable Trust and Motorola.
(a)(1)(xxx)	Lockup Agreement, dated March 25, 2003, by and between Spencer F. Segura Family Trust and Motorola.
(a)(1)(xxxi)	Lockup Agreement, dated March 24, 2003, by and between Jacqueline Segura and Motorola.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

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